SembCorp Industries

02 JUN 26 AM 11:50

Rule 12g3-2(b) File No. 825109

30 May 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02042132

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Your's faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 6/26

SembCorp Industries

Rule 12g3-2(b) File No. 825109

May 30, 2002

Lim Joke Mui Joins SembCorp Industries as Chief Financial Officer

On Monday June 3, 2002, Lim Joke Mui, 51, will join SembCorp Industries as its Chief Financial Officer.

Joke Mui brings with her more than 24 years of experience in corporate finance, accounting and tax. With the DBS Land and Capitaland Commercial Groups for 23 years, she was involved in numerous multi-million dollar financing transactions via the equity and debt capital markets.

At Capitaland, she was the CFO and Company Secretary of Capitaland Commercial Group, Managing Director of CapitaLand Fund Management and Company Secretary of CapitaLand Limited. Prior to joining SembCorp Industries, she was the CFO and Company Secretary of the Centrepoint Properties Group.

Joke Mui holds a Bachelor of Accountancy degree from the University of Singapore.

- END –

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
DID: (65) 6357 9153
Fax: (65) 6352 2163
Email: beverley.wong@sembcorp.com.sg

SembCorp Industries

Rule 12g3-2(b) File No. 825109

31 May 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

1) Resolutions Passed by Shareholders at SembCorp Industries' Fourth AGM and EGMs

Pursuant to Clause 903(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Annual General Meeting and Extraordinary General Meetings of the Company held on May 31, 2002, the proposed resolutions as set out in the Notices of the Annual General Meeting and Extraordinary General Meetings were duly passed, without any modification.

2) Ho Ching steps down from SembCorp Industries' Board

SembCorp Industries also wishes to announce that Ms Ho Ching who has been a Director since July 1998 will step down from the Board with effect from June 1, 2002. The Chairman and Directors thank her for her invaluable contributions and guidance and wish her the best.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
May 31, 2002